EXHIBIT 21.1
View, Inc.
List of Subsidiaries

Subsidiary	Jurisdiction
View Operating Corporation	Delaware
View Smart Building Technology, Inc.	Canada
Iotium, Inc.	Delaware
IoTium Systems Private Limited	India
IoTium Systems Audtralia PTY LTD	Australia